Filed by Nidar Infrastructure Ltd
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Cartica Acquisition Corp
(Commission File No.: 001-41198)
Date: December 02, 2024

INDIA’S LEADING DATA CENTER PROVIDER FOR AI AND HIGH PERFORMANCE COMPUTE

CONFIDENTIAL | 2 DISCLAIMERS This “Presentation” is for informational purposes only. Refer to the Glossary on Slide 58 of this Presentation for certain defined terms used herein. This Presentation shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This Presentation has been prepared to assist interested parties in making their own evaluation with respect to a potential business combination between Cartica Acquisition Corp (“Cartica”) and Nidar Infrastructure Limited (together with its subsidiaries, “Nidar”) and the related transactions (the “Proposed Business Combination”) and for no other purpose. These materials are exclusively for the use of the party or the parties to whom they have been provided by representatives of Cartica and Nidar. This Presentation supersedes and replaces all previous oral or written communications relating to the subject matter hereof. Information disclosed in this Presentation is current as of September 30, 2024, except as otherwise provided herein, and neither Nidar nor Cartica undertakes or agrees to update this Presentation after the date hereof. By your acceptance of this Presentation, you acknowledge that applicable securities laws restrict a person from purchasing or selling securities of a person with tradeable securities and from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. Certain information included herein describes or assumes the expected terms that will be included in the agreements to be entered into by the parties to the Proposed Business Combination. Such agreements are under negotiation and subject to change. The consummation of the Proposed Business Combination is also subject to other various risks and contingencies, including customary closing conditions. There can be no assurance that the Proposed Business Combination will be consummated with the terms described herein or otherwise. As such, the subject matter of these materials is evolving and is subject to further change by Cartica and Nidar in their joint and absolute discretion. Neither the U.S. Securities and Exchange Commission (“SEC”) nor any securities commission of any other U.S. or non-U.S. jurisdiction has approved or disapproved of the Proposed Business Combination presented herein or determined that this Presentation is truthful or complete. No representations or warranties, express or implied, are given in, or in respect of, this Presentation, and no person may rely on any of the information or projections contained herein. To the fullest extent permitted by law, in no circumstances will Cartica, Nidar, any placement agent, any financial advisor or any of their respective subsidiaries, shareholders, affiliates, representatives, directors, officers, employees, advisers or agents be responsible or liable, including for a direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or any opinions communicated in relation thereto or otherwise arising in connection therewith. Forward-Looking Statements This Presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” plan,” project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding expectations of Nidar or Cartica concerning the outlook for their business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets, as well as any information concerning possible, assumed, estimated or expected future operations and future financial performance of Nidar and Yotta Data Services. Forward-looking statements also include statements regarding the expected benefits of the Proposed Business Combination. These statements are based on various assumptions, whether or not identified in this Presentation, and on the current expectations of management of Cartica, Nidar and Cartica Acquisitions Partners, LLC (the “Sponsor”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Cartica, Nidar and the Sponsor. You should carefully consider the risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Cartica’s final prospectus relating to its initial public offering dated January 4, 2022, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2023. In addition, there are risks and uncertainties described in the Registration Statement on Form F-4 filed with the SEC on November 13, 2024, by Nidar in connection with the Proposed Business Combination (as amended from time to time, the “Registration Statement”) and in the other documents filed by Nidar from time to time with the SEC. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could materially and adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of shareholders is not obtained; failure to realize the anticipated benefits of the Proposed Business Combination; risks relating to the uncertainty of the projected financial information with respect to Nidar; any downturn or volatility in economic conditions, including inflation; risks related to the rollout of Nidar’s business and the timing of expected business milestones, and to relationships with customers; the effects of competition on Nidar’s future business; risks related to Nidar’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against it; disruption of Nidar’s relationships with its customers, business partners and others resulting from the announcement of the Proposed Business Combination; the amount of redemption requests made by Cartica’s public shareholders; the ability of Cartica or the combined company to issue equity or equity-linked securities in connection with the Proposed Business Combination or in the future. If any of these risks materialize or Nidar’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Cartica nor Nidar presently know or that they currently believe are immaterial that could also cause actual results to differ, potentially materially, from those contained in or implied by the forward-looking statements. In addition, forward-looking statements reflect Cartica’s and Nidar’s expectations, plans or forecasts of future events and views as of the date of this Presentation. There may be additional risks that Cartica and Nidar do not presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. While Cartica or Nidar may elect to update these forward-looking statements at some point in the future, Cartica and Nidar specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Cartica’s or Nidar’s assessments as of any date subsequent to the date of this Presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements.

CONFIDENTIAL | 3 DISCLAIMERS (CONT’D.) Financial Information; Non-IFRS Financial Measures The financial information contained in this Presentation has been taken from, or prepared based on, the historical financial statements of Nidar for the periods presented. Nidar’s historical financial information is prepared in accordance with international financial reporting standards (“IFRS”). Such information has been audited in accordance with Public Company Oversight Board (“PCAOB”) standards. Certain monetary amounts, percentages and other figures included in this Presentation have been subject to rounding adjustments. Certain other amounts that appear in this Presentation may not sum due to rounding. This Presentation includes certain financial measures not presented in accordance with IFRS, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), EBITDA margin, Core Revenue, Core EBITDA, Non-Core Revenue and Non-Core EBITDA. These non-IFRS financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing Nidar’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under IFRS. You should be aware that Nidar’s presentation of these measures may not be comparable to similarly titled measures used by other companies. Nidar believes these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Nidar’s financial condition and results of operations. A reconciliation of non-IFRS financial measures used in this Presentation to the most directly comparable IFRS financial measures is included in the Appendix beginning on Slide 57 with respect to historical financial information but is not included with respect to forecasted financial information. This Presentation contains financial forecasts for Nidar (including Yotta Data Services) with respect to certain financial results for Nidar’s fiscal years through 2026. Neither Cartica’s nor Nidar’s independent auditors have audited, studied, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. See “Forward-Looking Statements” on Slide 2 of this Presentation. In this Presentation, certain of the above-mentioned projected information has been provided for purposes of providing comparisons with historical data. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of Nidar or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. This Presentation also includes certain projections of non-IFRS financial measures, including EBITDA, EBITDA margin, Core Revenue, Core EBITDA, Non-Core Revenue and Non-Core EBITDA. Due to the high variability and difficulty in making accurate forecasts and projections of some of the information excluded from these projected measures, together with some of the excluded information not being ascertainable or accessible, Nidar is unable to quantify certain amounts that would be required to be included in the most directly comparable IFRS financial measures without unreasonable effort. Consequently, no disclosure of the projected most directly comparable IFRS measures is included, and no reconciliation of forward-looking EBITDA and EBITDA margin to the most directly comparable IFRS measures is included. Industry and Market Data; Trademarks This Presentation has been prepared by Nidar and Cartica and includes market data and other statistical information from sources believed by Nidar and Cartica to be reliable, including independent industry publications, governmental publications or other published independent sources. Some data is also based on the good faith estimates of Nidar and Cartica, which are derived from their review of internal sources as well as the independent sources described above. While Nidar is not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors. No representations or warranties expressed or implied are given in, or in respect of, this Presentation. Although Nidar and Cartica believe these sources are reliable, they have not independently verified the information and cannot guarantee its accuracy and completeness. As such, this information is subject to change. Recipients of this Presentation should not consider its contents, or any prior or subsequent communications from or with Nidar, Cartica or the Sponsor or their respective representatives as investment, legal or tax advice. Nidar and Cartica own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This Presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this Presentation is not intended to and does not imply a relationship with Nidar and Cartica, or an endorsement or sponsorship by or of Nidar and Cartica. Solely for convenience, the trademarks, service marks and trade names referred to in this Presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Nidar and Cartica will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Additional Information and Where to Find It This Presentation relates to the Proposed Business Combination. This Presentation does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Nidar has filed the Registration Statement, which includes a proxy statement and prospectus. The proxy statement/prospectus will be sent to all Cartica shareholders. Nidar and Cartica also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Cartica are urged to read the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Business Combination as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by Nidar and/or Cartica through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Cartica may be obtained free of charge from Cartica’s website at https://carticaspac.com/investor-resources/ or by written request to Cartica at Cartica Acquisition Corp, c/o Morrison & Foerster LLP, 2100 L Street, NW, Suite 900, Washington, DC 20037. Participants in Solicitation Cartica, Nidar and their respective directors, managers and officer may be deemed participants in the solicitation of proxies of shareholders in connection with the Proposed Business Combination. Cartica shareholders and other interested persons may obtain more detailed information regarding the directors, managers and officers of Cartica in Cartica’s filings with the SEC, which may be obtained, without charge, on the website maintained by the SEC at www.sec.gov. Additional information will be available in the definitive proxy statement included in the Registration Statement when it becomes available. No Offer or Solicitation This Presentation relates to the Proposed Business Combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Proposed Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or an exemption therefrom, and otherwise in accordance with applicable law. Risk Factors For a description of the risks relating to Nidar, Yotta Data Services, Cartica and the Proposed Business Combination, please see the “Risk Factors” in the Appendix to this Presentation.

TABLE OF CONTENTS I. INTRODUCTION & OPPORTUNITY OVERVIEW II. KEY INVESTMENT HIGHLIGHTS III. BUSINESS OVERVIEW I. DATA CENTERS II. AI SERVICES IV. FINANCIAL OVERVIEW V. APPENDIX TABLE OF CONTENTS

I. INTRODUCTION & OPPORTUNITY OVERVIEW

YOTTA OPPORTUNITY OVERVIEW

YOTTA

A leading player from data center colocation to compute, seeking a capital raise to fuel expansion in a critical industry

Company Overview

- Yotta Data Services ("Yotta," "Nidar" or "the Company") is a **top-tier data center developer in India**
- Yotta is an expert in the design, build and operation of **Tier III & IV data centers**
- Yotta provides **value-add proprietary cloud and managed services purpose-built for the cloud revolution in India**
- Yotta has an emerging service business underpinned by access to NVIDIA chips
- Yotta is **one of only a few NVIDIA Cloud Providers (NCP) – Elite Partners in APAC**
- Relationship with Nidar Utilities allows **Yotta to execute power delivery** from their owned substations to each existing data center campus **without reliance on unaffiliated third parties**

Portfolio Overview

- Yotta has active data centers at three locations with **live IT capacity of ~42 MW and potential IT capacity of ~530 MW at these locations**
- There are four additional planned data center locations, which would see **Yotta feature a portfolio with a potential IT capacity of ~890MW**
- Yotta's mix of hyperscaler and colocation contracts, enterprise services and ongoing delivery of AI infrastructure with **NVIDIA H100 GPUs allows the company to diversify its revenue mix and capture the upside of AI**
- Currently at **4,096 NVIDIA H100 GPUs,** Yotta has orders placed for an additional **batch of 4,096 GPUs,** expected to be delivered by **December 2024** and seeks **to have over 32,000 GPUs** to support what would **be India's largest supercomputing infrastructure**

Transaction Highlights

- **Cartica Acquisition Corp** (NASDAQ: CITE, CITEW, CITEU) ("Cartica") **has agreed to merge with Yotta**
- Transaction attributes to Yotta an **enterprise value of ~$4.2bn**
- Current Yotta shareholders are expected to retain ~82.6% ownership in Yotta (assuming redemption of 14% of Cartica's public shares, which is 50% of the maximum redemptions permitted by Cartica's charter in connection with the transaction) and **roll 100% of their equity interest into the pro forma company**
- PIPE transaction is expected to result in **$475mm of cash added to Yotta's balance sheet** to fund its business plan

<u>Summary Metrics</u>

- **EV / 2026E[1] EBITDA** – 15.5x

Sources & Uses[3]

Sources	
($ in mm)	
Cartica Cash in Trust[2]	$23
Estimated New PIPE Investment	500
Nidar Equity Rollover[3]	2,750
Total Sources	**$3,272**
Uses	
($ in mm)	
Cash to Balance Sheet	$475
Estimated PIPE Fees	23
Transaction Fees	25
Nidar Equity Rollover[3]	2,750
Total Uses	**$3,272**

1. The Company's FY 2026 ends on March 31, 2026
2. Assumes redemptions of 14% of Cartica's public shares (which is 50% of the maximum redemptions permitted by Cartica's charter in connection with the transaction) and a redemption price assumed to be $11.72 at closing; 14% represents total Cartica Class A shares
3. Equity value is based on an agreed Enterprise Value and derived from the following assumptions: (A) the maximum net debt ($1.325bn) permitted by the agreement and plan of merger related to the Proposed Business Combination (the "Business Combination Agreement") being the actual net debt of Nidar at closing and (B) zero Nidar cash at closing; actual equity value will depend on net debt and cash at closing. See Slide 9 for the calculation of the implied enterprise value

CONFIDENTIAL | 6

CONFIDENTIAL | 7 1.44 1.45 1.47 1.48 1.49 1.50 2024 2025 2026 2027 2028 2029 $6.4T $4,281 1987 1993 1999 2005 2011 2017 2023 2029E Gross Domestic Product (GDP) in India Per Capita INDIA AT A GLANCE India is one of the fastest growing large economies in the world as a result of a growing population and the expansion of IT services sector 16.7% 25.7% 48.4% 1. Figures from Economic Times of India and Government of India-provided statistics 2. Excluding years impacted by the COVID-19 pandemic in 2019-2021 Projected Population Growth1 GDP Distribution across Sectors (2022)1 India’s Economic Overview1 GDP Growth 1987-20291 India’s economy has been subject to considerable growth since the early 1990s, with a GDP growth rate consistently above 5.0% annually2 Key industries include agriculture, mining, retail and IT India’s IT industry is continuing to surge with over $193bn in export value generated in 2023 Inward foreign direct investment to India reached ~$71.0bn in 2023 India’s population is estimated to be the largest in the world (in billions) (GDP in USD Trillions; Per capita in USD) Services Industry Agriculture Legend India’s GDP in 2029 is expected to be $6.4T, with a CAGR of 7.7% from 1987 GDP is expected to be $4,281 per capita by 2029

CONFIDENTIAL | 8 EXPANSIVE MARKET OPPORTUNITY Yotta takes advantage of key secular tailwinds in India Data Centers Are Expected to See Continued Growth India is a leader in AI development, with the 10th most private investments into AI in 2023 Indian IT MW Supply1 India is Home to a Large Number of AI startups Private Investments into AI – 20233($bn) • India's AI market is experiencing significant growth, characterized by: ‒ Substantial investments, supported by well-established technology and research infrastructure ‒ Leading AI skills labor force, boasting the highest rate of AI “Skill Penetration” 3 ‒ Enterprises in India are using AI at world-leading rates; India is ranked as the second highest in terms of businesses adopting AI technologies, according to IBM's Enterprise AI Adoption Survey4 • Data center capacity is expected to continue growing at an accelerated rate due to the following factors: ‒ Growing mobile data usage, increased adoption of cloud computing, emerging requirements for data localization and growing IoT adoption ‒ Data center availability per capita in India is considerably lower than Western counterparts; significant data center investment will be needed to remedy this Projected 15% CAGR between ’25 – ’27 vs. that of the U.S., which is expected to grow at 12% CAGR2 1. JLL: Data Centre in India: 2022 year-end update and three-year outlook (April 17, 2023) – JLL provided data for 2019, 2022 and 2025, while this presentation assumes a linear increase in-between and after these years 2. Green Street: Global Data Center Outlook (April 16, 2024); U.S. CAGR from 2024E-2028E 3. Stanford AI Index: Artificial Intelligence Index Report 2024 4. IBM: Global AI Adoption Index (November 2023) 0.7 1.1 1.4 1.4 1.5 1.6 1.7 1.9 1.9 3.8 7.8 67.2 Japan Singapore India South Korea Israel Canada France Sweden Germany United Kingdom China United States Projected 23% CAGR between ‘19 – ’27 350 474 598 722 948 1,174 1,400 1,626 1,852 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 2019 2020 2021 2022 2023 2024 2025 2026 2027

TRANSACTION OVERVIEW

YOTTA

Funds to be used for continued growth of the business

Commentary

- Implied pro forma enterprise value of ~$4.2bn
- Current Yotta shareholders are expected to retain approximately 82.6% ownership in Yotta (assuming redemptions of 14% of Cartica's public shares, which is 50% of the maximum redemptions permitted by Cartica's charter in connection with the transaction) and roll 100% of their equity interests into the pro forma company
- Transaction is expected to result in approximately $475mm of cash added to Yotta's balance sheet to go towards funding its business plan
- Yotta's net debt at closing is expected to be ~$853mm inclusive of $288.1mm of unsecured perpetual debt outstanding (estimated as of Q2 FY2025)

Implied Pro Forma Enterprise Value

Implied Pro Forma Enterprise Value	
($ in mm)	
Assumed Share Price at Closing	$11.72
Pro Forma Shares Outstanding (in mm)	284.157
Total Common Equity Value	**$3,330**
(+) Pro Forma Debt[1]	$1,412
(+) Unsecured Perpetual Debt[2]	288
(−) Pro Forma Cash[1,3]	(847)
Implied Enterprise Value	**$4,184**

Pro Forma Ownership

Pro Forma Ownership	*Pro Forma Shares*	*Pro Forma %*	*Amount ($)*[1]
($, shares in mm)			
Cartica Public Shareholders[2]	1.929	0.7%	$22.6
PIPE Investors	42.700	15.0%	500.4
Public Warrants	0.200	0.1%	2.3
Private Warrants	0.300	0.1%	3.5
Sponsor Shares[3]	4.428	1.6%	51.9
Nidar Shareholders	234.600	82.6%	2,749.5
Total	**284.157**	**100.0%**	**$3,330.3**

1. At the redemption price/share valuation assumed to be $11.72 at closing
2. Assumes redemptions of 14% of Cartica's public shares (which is 50% of the maximum redemptions permitted by Cartica's charter in connection with the transaction); 14% represents total Cartica Class A shares
3. Includes 1.0mm shares to be allocated to investors who agreed not to redeem their Cartica shares in connection with Cartica's shareholder vote on June 30, 2023, approving the extension of Cartica's deadline to consummate a business combination to April 7, 2024. Includes 4.1mm shares subject to forfeiture based on certain financing events and certain trading price increases as described further in the Registration Statement

Sources & Uses

Sources	
($ in mm)	
Cartica Cash in Trust[4]	$23
Estimated New PIPE Investment	500
Nidar Equity Rollover[5]	2,750
Total Sources	**$3,272**
Uses	
($ in mm)	
Cash to Balance Sheet	$475
Estimated PIPE Fees	23
Transaction Fees	25
Nidar Equity Rollover[5]	2,750
Total Uses	**$3,272**

Note: Tables do not include 27.4mm of outstanding warrants (11.5mm public warrants and 15.9mm private placement warrants), each with an exercise price of $11.50 and which are not currently exercisable

1. As of Q4 FY 2025, when the PIPE transaction is scheduled to occur
2. Unsecured perpetual debt is a loan from the majority Nidar shareholder
3. Includes estimated cash proceeds from the contemplated PIPE investment, cash & cash equivalents, deposits between 3 and 12 months, and deposits greater than 12 months that Nidar may access at any time
4. Assumes redemptions of 14% of Cartica's public shares (which is 50% of the maximum redemptions permitted by Cartica's charter in connection with the transaction) and a redemption price assumed to be $11.72 at closing; 14% represents total Cartica Class A shares
5. Equity value is based on an agreed Enterprise Value and derived from the following assumptions: (A) the maximum net debt ($1.325bn) permitted by the Business Combination Agreement being the actual net debt of Nidar at closing and (B) zero Nidar cash at closing; actual equity value will depend on net debt and cash at closing

CONFIDENTIAL | 9

DATA CENTER PORTFOLIO OVERVIEW

Yotta's state-of-the-art existing and planned infrastructure offers unparalleled compute capacity to continue expanding its business lines

Data Center	Location	Status	Lease Term	First live	Tier[2]	Live IT Capacity (MW)	Potential IT Capacity (MW)[3,4]	Tenants
Navi Mumbai Campus (NM1)	Navi Mumbai, India	Active	99 years	2020	IV	19	320+	*Cloud Operator* *Gaming Company* *Financial Institutions* *AI Operator*
Greater Noida Campus (D1)	Delhi NCR, India	Active	90 years	2022	III	22	210+	*Global Hyperscaler* *Financial Institutions* *Governments* *AI Operators*
GIFT City Gandhinagar	Gujarat, India	Active	30 years	2024	III	1	2	N.A.
Pune	Pune, India	Under Planning	N.A.	2026[3]	III	0	105+	N.A.
Powai Campus	Mumbai, India	Under Permitting	N.A.	2027[3]	III	0	50+	N.A.
Chennai Campus	Oragadam, India	Under Permitting	N.A.	2027[3]	III	0	175+	N.A.
Dhaka[1]	Dhaka, Bangladesh	Under Permitting	N.A.	2027[3]	III	0	30	N.A.
Total						42	892+	



Delhi NCR
Gift City
Dhaka
Powai
Navi Mumbai
Pune
Chennai
Active
Under Planning
Under Permitting

Yotta Data Center Advantages

- NM1, the first data center at the Navi Mumbai Campus, is the **largest Tier IV data center in Asia** and the **second largest in the world**
- D1, the first data center at the Greater Noida Campus, hosts **one of the largest global hyperscalers** as a key tenant
- Yotta has access to **16,384 NVIDIA H100 GPUs and seeks to obtain an additional 16,384[5]** – providing capacity for the AI Services business line

Yotta's mix of **Bulk Hyperscaler Colocation contracts**, **Enterprise Colocation + Cloud + Managed services contracts** and **ongoing delivery of AI Infrastructure via NVIDIA H100s & InfiniBand** allows Yotta to diversify its revenue mix and **capture the upside of AI** while serving baseline colocation customers

1. Dhaka data center will be developed pending clarity on the stability of the political regime
2. Tiers as defined by the Uptime Institute. Data center tiers take into account a variety of factors; notably, Tier III data centers have 99.982% minimum uptime and Tier IV datacenters have 99.995% minimum uptime
3. Represents management's estimates that may change as the development process proceeds and/or utilization of the data center is determined
4. Potential IT capacity based on available acreage and development opportunities at 36 MW / 3 acres, with 36 MW based on D2's approved capacity and 3 acres based on each DC's footprint
5. Submitted purchase order for 16,384 GPUs (4,096 of which were delivered between March and May 2024), with an additional 4,096 GPUs expected to be delivered in December 2024 and the remaining 8,192 GPUs expected through CY2025. Based on the current pipeline, Yotta plans to place an additional order for 16,384 GPUs in CY25

CONFIDENTIAL | 10

CONFIDENTIAL | 11 THE ROAD TO YOTTA Combining the Hiranandani family’s real estate empire & Sunil Gupta’s data center expertise 1. MW capacities for NM1 and D1 are projected and subject to future development The Hiranandani Family Sunil Gupta Yotta Deep history in real estate development (residential & commercial), including building multiple data centers Expertise in land, permitting, electricity / power and infrastructure Have built full scale data center parks with 250MW+ of projected power capacity1 In 2019, the Hiranandani family and Sunil Gupta joined forces and have already delivered two data centers, with more to come Over 30 years in data center space; started building India’s first “at scale” data centers in early 2000s Built more than 20 data centers along with cloud and managed services businesses over career, accelerating when hyperscalers entered the Indian market Cloud software and IT expertise uniquely positions Sunil Gupta to set up data centers with “full stack” of features First mover advantage in software and early to HPC-as-a-Service Significant investments in AI & required infrastructure by the Indian Government have paved the way for Yotta to become an industry leader in the data center space Yotta is poised to capture long-lasting demand from cloud infrastructure and AI Committed relationship with NVIDIA is expected to enable Yotta to rapidly scale its operations to keep pace with the constant need for AI services and the data center infrastructure required for it Yotta is poised to capture long-lasting demand from cloud infrastructure and AI

SPONSORED BY A LEADING REAL ESTATE DEVELOPER

YOTTA

The Hiranandani group has years of experience across India and plans for continual support of Yotta post-transaction

Hiranandani Group



Darshan Hiranandani
Yotta Chairman

- The Hiranandani Group has been one of the **premium real estate developers in India with 40+ years of experience**
- Founded by Niranjan and Surendra Hiranandani in 1978, the group has a wide range of experience across sales, land procurement, financial planning, regulatory approvals, compliance, business development and operational functions
- The Hiranandani family currently has **89.93% of beneficial ownership of Nidar** and **will remain the largest shareholder post-transaction**
- Hiranandani Group has infused ~**$288mm of capital** into the Nidar group of companies since founding

More than 40 years of experience as a diversified conglomerate and real estate developer with investment experience through all sectors, including data centers

Strategic 2,000-acre land bank across India to support opportunistic investment[1]

One of the largest real estate companies in India, pioneer in township and high-quality infrastructure development

Rated AA-/Stable by CRISIL, an S&P Company

Timeline

- **2022: Yotta – Data Centre at Delhi NCR** brought live
- **2020: Yotta – Data Centre at Navi Mumbai Campus** brought live
- **2019: Industrial Park – Partnership with Blackstone** for a > $200mm industrial park platform; completed additional 1.2mm sq. ft. of BTS for Tata Consultancy Services ("TCS")
- **2019: Yotta - Entry into Data Centre development and management business**
- **2017: Hiranandani Energy ("H-Energy") & Single Large Office Leasing deal with TCS** – Construction of West Coast LNG Terminal & 2mm sq. ft. commercial office space
- **2016: Strategic sale to Brookfield** – Sale of commercial office portfolio at Powai township (c. USD 1bn)
- **2015: Data Centre Construction** – First DC completed (since then, Hiranandani Group has built 4 of the largest DCs in India for NTT)
- **2014: Panvel Township - Hiranandani Fortune City** – Acquisition of Panvel township (600 acres) planned for integrated commercial, retail, residential and data centers
- **2013: Chennai Township – Hiranandani Parks** – Acquisition of Chennai township (330 acres) planned for integrated residential township and potential data centers
- **2012: Dubai 23 Marina** – Construction and development of one of the tallest (c.400 m) premium residential towers in Dubai
- **1980s and 1990s: Hiranandani Gardens, Powai (250 acres) and Hiranandani Estate, Thane (315 acres)**

1. The Times of India: *Niranjan Hiranandani, brother Surendra divide some large joint realty projects in Mumbai region (March 17, 2022)*

CONFIDENTIAL | 12

EXPERIENCED MANAGEMENT TEAM

YOTTA

Experienced management team, led by a significant industry figure, is poised to fuel growth at Yotta



YOTTA

Darshan Hiranandani
Co-Founder & Chairman

- Serves as CEO of the Hiranandani Group, one of India's largest real estate and infrastructure companies
- Concurrently serves as CEO of the family office of the Hiranandani family, Nidar Group
- Founded H-Energy, which began development of India's first floating LNG terminal in 2017



YOTTA

Sunil Gupta
Co-Founder & CEO

- 24+ years in managing data center development and operations
- Experienced in cloud data centers and managing IT services industries, having built and operated 20+ third party data centers in India
- Executive Director and President of NTT Netmagic from 2010-2019, which operated nine data centers and serviced ~1,000 customers[1]



CARTICA®

Suresh Guduru
CEO & Board Member

- Over 25 years of experience as a seeder, investor, founder, and CEO building businesses
- Previously served as the Chairman and Director of Royal Treasures, Director of Green Foods, CEO of Organic Ingredients and President of Oakmead Village



CARTICA®

Brian Coad
COO & CFO

- 30 years of experience building and growing businesses across a wide variety of platforms from public to private and start-up to middle market
- Served as COO of Cartica Management, LLC from 2012-2020
- Previously served as CFO of Broadpoint Securities Group (NADSAQ: BPSG)



YOTTA

Saurabh Bharat
V.P. - Treasury

- 16 years of experience across Business Development, Capital Raising and Treasury Operations
- Has served as Corporate Finance Specialist since 2020 and previously worked in a business development capacity for H-Energy

1. Economic Times CIO: *Netmagic launches two new data centers with $144 million investment from NTT Com (July 26, 2018)*

CONFIDENTIAL | 13

CONFIDENTIAL | 14 NVIDIA Cloud Provider (NCP) - Elite Partner Designed cloud compute infrastructure alongside NVIDIA Engineers c NVIDIA has shown deep commitment to India by entering into multiple partnerships to expand its presence in India’s growing AI market Indian government planning GPU purchases and encouraging allocations to local Indian startups Jensen Huang’s meeting with Prime Minister Narendra Modi reaffirms NVIDIA’s commitment to India U.S. restrictions on GPU exports to China have positioned India a priority in GPU allocations NVIDIA RELATIONSHIP NVIDIA leaders support Yotta in accelerating India’s AI growth March 19, 2024: Yotta Data Services received NVIDIA H100 Tensor Core GPUs at their NM1 data center. The first delivery, more than 4,000 GPUs, further strengthens Yotta’s positioning as NVIDIA’s first Network Cloud Partner in India and positions the Company on the global NCP list as an Elite Partner. Yotta plans to scale its GPU stable to 32,768 by end of 2025 December 5, 2023 Yotta Data Services announced a collaboration with NVIDIA to deliver cutting-edge GPU computing infrastructure and platforms for Shakti-Cloud, the AI GPU-based cloud offering segment of the business. This follows Yotta placing an order for 16,384 Tensor Core GPUs by June 2024 January 11, 2024: Yotta announced plans to purchase $500mm more AI chips from NVIDIA, taking its total order book to $1bn as the firm looks to bolster up AI cloud services. This comes on top of the order Yotta placed last year with NVIDIA for 16,000 H100 chips

II. KEY INVESTMENT HIGHLIGHTS

KEY INVESTMENT HIGHLIGHTS

YOTTA

KEY INVESTMENT HIGHLIGHTS

1

India's Leading Data Center Developer

Actionable data center buildout strategy and direct access to prime data center real estate in India. Currently 42MW in live IT capacity, with the potential for ~890MW

2

Unique Access to Power Grid

Yotta's focus on power distribution licenses at both large and live campuses (D1 & NM1 data centers) provides direct access to power to meet demand


YOTTA

3

Scalable and Flexible Business Model

Vertically integrated business model with multiple avenues for growth; AI services provide significant expansion potential

4

Strategic Alignment with NVIDIA

Relationship with NVIDIA provides Yotta with NVIDIA H100 GPU allocation for AI services

5

High Quality & Growing Customer Base

With ~$44mm of Core Revenue in place for FY24A and a customer pipeline of over $1,109mm growing by the week, comprising customers from government entities to large domestic and multi-national enterprises

6

Experienced Management Team

Exceptional management team combining real estate and data center & cloud expertise

CONFIDENTIAL | 16

1. INDIA'S LEADING DATA CENTER DEVELOPER

YOTTA

Yotta's flagship data centers with its AI offering are NM1 and D1, in addition to its strategic G1 data center



TIER
IV
OPERATIONS

NM1 (Navi Mumbai)

Design Capacity: 6,000 Racks, 30.4MW[1], 1.45 PUE

NM DC Park: 30+ Acres, 320+ MW[1]

India's **only uptime institute Tier IV Gold Operations Certified data center**



TIER
III
FACILITY
UPTIME INSTITUTE CERTIFIED

D1 (Delhi)

Design Capacity: 4,500+ Rack Capacity[2], 28.8 MW, 1.4 PUE

Delhi DC Park: 20 Acres, 180+ MW[3]

Hosts **one of the largest global hyperscalers** as a key tenant



G1 (Gujarat)

Stats: 300 Racks, 2 MW

Located In IFSC, GIFT City, Gandhinagar - the **heart of Gujarat**

Yotta's Existing Customer Base

- Leading international technology communications company
- Indian pharmaceutical company
- International specialty packaging company
- Leading multinational financial services company
- Online payment gateway service provider
- Video game developer and publisher
- Global cloud computing company
- American retail automotive services company

1. Expected to increase to ~50MW with GPU deployment
2. 6 KW equivalent
3. Potential IT capacity based on available acreage and development opportunities at 36 MW / 3 acres, with 36 MW based on D2's approved capacity and 3 acres based on each DC's footprint

CONFIDENTIAL | 17

CONFIDENTIAL | 18 31 MW 42 MW 75 MW 108 MW 154 MW FY24A FY25E FY26E FY27E FY28E Hyperscaler Colo Enterprise Colo + MS & Cloud AI Services 1. INDIA’S LEADING DATA CENTER DEVELOPER Yotta’s rollout plan for its data center campuses will provide it geographical diversity across India 1. Except with respect to FY24, represents management’s estimates that may change as the development process proceeds and/or utilization of the Company’s data centers is determined • Yotta’s data center buildout plan through FY 2028, along with power allocation per business line, is outlined below • Yotta’s distribution licenses enable direct access to purchase power from its power grid, allowing for aggregate MW capacity to be greatly expanded • Because Yotta operates its own data center space, the Company is able to flex power allocation between its business lines to meet demand (i.e., allocating more racks to AI and away from colocation) Estimated Average MW Operational1 ~4.9x increase in estimated average operational MW from FY25 to FY28

CONFIDENTIAL | 19 2. UNIQUE ACCESS TO POWER GRID Through vertical integration across energy infrastructure, Yotta has direct access to power Illustrative Example • Yotta’s vertical integration, facilitated by its relationship with the Hiranandani Group, offers Yotta direct access to the power grid as power becomes an increasingly constraining factor in data center growth • Permitting in India is a long, drawn-out process. Yotta, through its relationships with Nidar Utilities Panvel LLP and NIDP Developers Pvt. Ltd., has obtained approval as a distribution utility – allowing it to execute power delivery from their owned substations to each data center campus without reliance on unaffiliated third parties. This relationship is expected to continue post-transaction • Owning the substation infrastructure allows Yotta to scale up power capacity with reduced permitting and distribution times Owning the ecosystem accelerates power access for expansion Yotta Data Center 33 kV 11 kV 433 V 110 kV Secondary Distribution Primary Distribution Substation Transmission Generator Step-Up Station

3. SCALABLE AND FLEXIBLE BUSINESS MODEL

YOTTA

Flexibility in allocating data center capacity to meet demand for cloud & AI infrastructure

Cumulative Price[1,2]	~$840K / MW of Power / Year	~$3.7mm / MW of Power / Year	~$21.4mm / MW of Power / Year
Service Detail[1,2,3]	 **Hyperscaler & Colocation** *Pricing: ~$70 / KW / Mo* ***~$840K / MW Power / Year***	 **Enterprise Colo & Cloud + MS Services** *Pricing: ~$238 / KW / Mo* ***(+) ~$2.9mm / MW Power / Year***	 **AI Services** *Pricing: ~$3.23 GPU / hr* ***(+) ~$17.7mm / MW of Power / Year***
Business Description	• Built-to-Suit solution enables hyper-growth strategies, giving complete autonomy and control over data centers. Yotta provides both Green Field and Brown Field services • Under colocation, a single entity owns the facility and offers physical space, power and cooling services to multiple customers at a specific location	• High performance colocation services with strong reliability and a full suite of value-added support to meet businesses' varied needs • Suite of cloud and managed services developed as India's own indigenous hyper-scale cloud platform along with a host of managed services	• Artificial Intelligence High-Performance Computing (AI HPC) services through its indigenous AI HPC cloud, which features advanced GPU computing infrastructure • With a focus on scalability and cutting-edge technology, aims to meet the growing demand for AI services while generating significantly higher profit margins than our traditional data center offerings
% EBITDA Margin Estimate[2]	*71.0%*	*42.2%*	*67.6%*
Contract Length	5 Years	1-3 Years	1-5 Years

1. Pricing and incremental revenue / MW of Power / Year assumptions are estimates as of Q1 FY2026
2. See projection assumptions on Slides 49 and 50
3. Blended price takes into account combination of On-Demand and Reserved GPU pricing, calculated based on the estimated usage ratio of On-Demand to Reserved GPUs; pricing also includes the revenue estimates for bare metal, which currently is at an average of $2.19/GPU/hr, and additional services like storage, bandwidth, etc.

CONFIDENTIAL | 20

CONFIDENTIAL | 21 Yotta Cloud to serve as the backbone of cloud adoption by the Government of India Yotta has contracted with two of the largest Government of India enterprises who are responsible for hosting government data and rolling out cloud for adoption by various federal and state-owned institutions Yotta has commenced managing national data centers These data centers currently offer hosting services to a large number of government enterprises in the country The Indian government’s cloud strategy emphasizes the migration of services to the cloud to enhance efficiency and reduce costs, facilitating improved service delivery to citizens As a result, Yotta is deploying a new cloud setup in vacant racks to offer various cloud services under the broad categories of Infrastructure as a Service (IaaS), Platform as a Service (PaaS), and Software as a Service (SaaS) to government departments 3. GOVERNMENT SERVICES BUSINESS

CONFIDENTIAL | 22 4. STRATEGIC ALIGNMENT WITH NVIDIA NVIDIA H100 supply constraints are easing, priming Yotta for strong data center growth NVIDIA’s Easing Supply Constraints… …See Yotta Well-Positioned for Growth 1. Article from Business Insider 2. Article from Fortune 3. Article from The Economic Times of India • Despite a high demand for GPUs (and GPU financing), supply constraints have been easing as of late • Yotta plans to draw on its strong relationship with NVIDIA, having access to 16,384 H100 GPUs for delivery (Yotta has submitted purchase orders for 16,384 – 4,096 of which were delivered between March and May 2024 – with NVIDIA indicating support for an additional 16,384 through 2025) • Yotta expects to receive an additional batch of 4,096 GPUs to be delivered by December 2024 NVIDIA CEO Jensen Huang Speaks Easing Supply Chain2 Huang stated that he expects Q3 ’24 to have more supply than Q2, and for Q4 to have even more supply. He cited that change needed to be made to improve the yield of chips ahead of the rollout and ramp-up of Blackwell, the next series of AI chips. In comments to Bloomberg, Huang stated that the supply condition going into 2025 would be a large improvement from 2024 September 12, 2024 Supply Constraints are Easing “Overall”1 CEO Jensen Huang said supply chain issues are easing as it struggles to keep up with demand for chips amid the AI book. However, he hedged these comments by saying that ramping up supply chain is not something that can be achieved overnight February 22, 2024 Yotta GPU deployments and usage3 Yotta previously placed an order for 16,384 H100 GPUs. The first phase of 4,096 chips have been deployed. By April 2024, Yotta had received all the chips in its large-scale order. These chips were commissioned around June 2024. Demand in India is being driven from the AI ecosystem in the West. Broadly, 75% of the GPU consumption is from foreign operators August 19, 2024

CONFIDENTIAL | 23 5. HIGH QUALITY & GROWING CUSTOMER BASE Yotta’s highly diversified customer base generates significant annual recurring revenue for the firm across different lease structures 1. Figures include totality of NMDC Park, of which the NM1 Center represents >90% 2. Assumes $USD/INR of ₹83.00; For leases with a range of months, the lowest figure was used 3. Reflects blended GPU pricing on the first year of the contracts signed for H100 and under active discussion for each available H200 and GB200 GPU 1 • The D1 data center has 101 orders, providing ~$21mm of annual recurring revenue • The NMDC Park has 2,095 orders, providing ~$40mm of annual recurring revenue1 • 60-month leases make up ~42.5% of Yotta’s ARR among the D1 and NMDC data center locations $1.6 $1.1 $18.4 12 Months 36 Months 60 Months D1 Data Center ARR Overview2 NM Data Center ARR Overview1,2 ($ millions) ($ millions) Y1 Contract Price 3 H100: $2.19 H200: $2.64 GB200: $4.35 Number of Orders 56 23 22 560 3,056 9,456 14,008 14,008 14,008 14,008 Q2 '25 Q3 '25 Q4' 25 Q1 '26 Q2 '26 Q3 '26 Q4 '26 H100 H200 GB200 Number of Orders 43 1,646 15 225 166 $0.1 $10.7 $0.7 $19.2 $9.0 6 Months 12 Months 24 Months 36 Months 60 Months Estimated GPUs in Active Use

5. HIGH QUALITY & GROWING CUSTOMER BASE

Yotta's robust customer pipeline includes ~$1,109mm ARR and numerous name brands[1,2]



~$1,109mm ARR Pipeline[3]
Preliminary Discussions
(Up To 25% Prob.)
~$742mm ARR
Bidding
(25%-75% Prob.)
~$363mm ARR
Finalizing
(75%+ Prob.)
~5mm ARR

	Colocation	MS + Cloud	AI Services
Preliminary Discussions	25+ customers Category: Global hyperscaler, large auto company, BFSI **~$48mm ARR** (Of which, ~$47mm from existing customers)	200+ customers Category: BFSI, government, manufacturing **~$78mm ARR** (Of which, ~$25mm from existing customers)	50+ customers Category: Research institutions, government, pharmaceuticals, BFSI **~$615mm ARR** (New customers)
Bidding	100+ customers Category: BFSI, auto, IT/ITES, government, global hyperscaler **~$11mm ARR** (Mainly new customers)	500+ customers Category: BFSI, government, manufacturing **~$84mm ARR** (Of which, ~$36mm from existing customers)	5+ customers Category: Research institutions, government, pharmaceuticals, BFSI **~$268mm ARR** (New customers)
Finalizing	10+ customers Category: IT/ITES **~$4mm ARR**	40+ customers Category: BFSI, gaming, government **~$1mm ARR**	N/A

1. ARR is not probability adjusted; pipeline may also include follow-on orders from existing customers, as noted above
2. As of November 1, 2024
3. Colocation sales cycle is ~6-12mo, MS + Cloud is ~3-6mo, and AI Services is ~1-3mo

CONFIDENTIAL | 24

6. EXPERIENCED MANAGEMENT TEAM

YOTTA

Yotta's strong leadership team across all business lines and functions



Sunil Gupta
Co-Founder & CEO

- Expertise across the data center, cloud and managed IT services industries, having built and operated 20+ third party data centers in India
- netmagic / NTT — Executive Director and President of NTT Netmagic from 2010-2019, which operated 9 data centers and had ~1,000 customers as of July 2018[1]
- Strong reputation among hyperscalers for meeting stringent quality demands

AI, Cloud & Managed Services | Data Center & Colocation Services | Business & Enabling Support Functions


Anil Pawar
Chief AI Officer


Sashi Shekhar Panda
Chief Cloud Officer


Rajesh Garg
Chief Digital Officer


Nitin Jadhav
Head – Solution Engineering


Milind Kulkarni
Chief Technology Officer


Sunando Bhattacharya
Head – Sales & Business Dev.


Rohan Sheth
Head - Data Center & Colo BU


Srinivas Pranesh
Head - DC Design & Engineering


Gunisha Sanyal
Architecture & Design Advisor


Sanjay Kuntal
Head – DC Projects


Prashant Nandulamattam
Procurement Advisor


Rajesh Kadu
Head – DC Operations


Bhavesh Adhia
Chief Strategy Officer


Viren Wadhwa
Chief Marketing Officer


Pratap Patjoshi
Chief Evangelist Market Dev.


Viral Shah
Vice President – Finance


Sridhar Bapat
Head – Procurement & Asset Mgmt


Madhuri Mhmankar
Head – Human Resources

1. Economic Times CIO: *Netmagic launches two new data centers with $144mm investment from NTT Com (July 26, 2018)*

CONFIDENTIAL | 25

III. BUSINESS OVERVIEW

CONFIDENTIAL | 27 2,523 1,062 950 892 874 773 718 613 573 0 500 1000 1500 2000 2500 3000 Northern Virginia London India Tokyo Frankfurt Sydney Singapore Hong Kong Dallas … While India Has Ample Room to Grow Data Center Inventory2 TAILWINDS FOR DATA CENTER GROWTH India’s data center supply is expected to see healthy growth, while the domestic market has room to expand IT MW Capacity Expected to See Continued Growth...1,2 Projected 23% CAGR Between 2019 - 2027 3 1. JLL: Data Centre in India: 2022 year-end update and three-year outlook (April 17, 2023) – JLL provided data for 2019, 2022 and 2025, while this presentation assumes a linear increase in-between and after these years 2. CBRE: Global Data Center Trends 2024 (Q1 2024) 3. Investment Information and Credit Rating Agency of India (“ICRA”), as of October 2024 Total Data Center Inventory (MW), as of Q1 2024 350 474 598 722 948 1,174 1,400 1,626 1,852 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 2,000 2019A 2020A 2021A 2022A 2023A 2024A 2025E 2026E 2027E

CONFIDENTIAL | 28 INTEGRATED DIGITAL TRANSFORMATION SERVICES Serving advanced IT infrastructure and solutions on an “as-a-Service” (aaS) model to customers worldwide, including enterprises, governments, start-ups & SMEs and hyperscalers Powered by Yotta’s large scale data center parks and cloud regions, engineered, built and fully managed and operated by Yotta Managed Services + Cloud Managed application services Managed database services Endpoint & data security AI Services AI training & data analytics AI inference HPC / AI Rendering & Virtual desktops Colocation Multi-tenant colocation Single-tenant custom-built data centers Contracts on recurring charges model Colocation support services

COMPETITIVE EDGE IN THE INDIAN MARKET

Yotta is building the premier Tier III and IV data centers with AI compute capacity in India

KEY VALUE PROPOSITIONS	YOTTA	NTT	SIFY	CTRLS	STT	PRINCETON DIGITAL	ADANI CONNEX
ANNOUNCEMENT OF ENTRY INTO INDIA	2019	1998	1998	2006	1995	2020	2019
GPU ACCESS AND AI SERVICES EXPERTISE	✓	X	X	X	X	X	X
EXISTING PAN-INDIAN LAND BANK	✓	X	X	X	X	X	✓
EXPERIENCE IN NEW LAND ACQUISITION	✓	X	X	X	X	X	✓
POWER AND FIBER EXPERTISE	✓	X	X	X	X	X	✓
CORE & SHELL CONSTRUCTION EXPERTISE	✓	X	X	X	X	X	X
EXISTING RELATIONS & EXPERIENCE WITH LOCAL CONTRACTORS & VENDORS	✓	✓	✓	✓	X	X	X
DATACENTER MEP DESIGN EXPERTISE	IN-HOUSE	OUTSOURCED	OUTSOURCED	OUTSOURCED	OUTSOURCED	OUTSOURCED	OUTSOURCED
MTSAS WITH MAJOR HYPERSCALERS AND IT COMPANIES	✓	✓	✓	✓	✓	✓	✓
DATACENTER OPERATIONS & SECURITY EXPERTISE	✓	✓	✓	✓	✓	✓	✓
CLOUD & MANAGED SERVICES	✓	✓	✓	✓	X	X	X
POWER DISTRIBUTION LICENSE	✓	X	X	X	X	X	✓

CONFIDENTIAL | 29

III-I DATA CENTERS

YOTTA AI DATA CENTERS: KEY OFFERINGS

YOTTA

Delivering top-tier physical infrastructure in certified Tier III and Tier IV data centers

Near-100% Uptime
Concurrently maintainable and fault-tolerant, Tier III (99.982% uptime) & Tier IV (99.995% uptime) data centers delivering industry-leading uptime for business operations

Dense Network Connectivity
Excellent connectivity options with multiple uplink IP transits, multiple peering to internet exchanges, direct connects to cloud providers, multiple diverse captive fiber paths and availability of all applicable telecom licenses (IP1, ISP, NLD, VNO-ILD) to allow facilities to connect anywhere worldwide

Security
Multiple layers of physical & cyber security to safeguard infrastructure

Scalability
Offering scalability within the same site to power businesses' increasingly digital needs

Transparency & Control
Complete visibility & actionable insights on IT equipment hosted via variety of monitoring and management automation tools available to customers through Yotta's integrated customer portal, "One Yotta"

Top Global Certifications

TIER IV OPERATIONS — Uptime Institute Certified Gold
AICPA SOC
SOC 3 CERTIFIED
PCI DSS COMPLIANT

TIER IV DESIGN — Uptime Institute Certified
AICPA SOC
SOC 2 TYPE II CERTIFIED
Reserve Bank of India

TIER IV FACILITY — Uptime Institute Certified
MeitY Government of India
RBI Certification for Cyber Security
MEITY EMPANELLED VPC & GCC

U.S. Green Building Council LEED Gold USGBC
TPN
ISO
OIXA CERTIFIED
SAP

ISO 20000
ISO 27001
ISO 27017
ISO 27018
ISO 45001
ISO 22301
ISO 9001
ISO 14001
ISO 27701

CONFIDENTIAL | 31

CONFIDENTIAL | 32 COLOCATION: WIDE SERVICE OFFERING Single-tenant custom built data centers Option of fully built data centers or core & shell + power + O&M Availability of fully-fitted colocation floors in multi-tenant data center buildings and dedicated BTS buildings in the same data center park Multi-tenant colocation – rack space, rack cage, dedicated hall/suite and dedicated floor Direct access to power grid, including bulk green energy, resulting in savings in power cost Colocation support services – Office seating space, custom fit-outs, stay facilities, parking facilities, cafeteria and more Access to multiple telcos through multiple paths Contracts on recurring charges model with phased delivery or one time capex model + recurring O&M

MS + CLOUD: SERVICES OVERVIEW

YOTTA

India's own indigenous hyper-scale cloud platform, for India and for the world

End User Portal



Multi Cloud Orchestrater
Marketplace
IAM
SSO
Metering
Cloud Observability
User Dashboard
Admin Dashboard
Managed Services
Dhruva Services
Managed DR
AstitvaGuard
Resiliency Assurance Service
Assure
Cloud Managed Service
Core Cloud
Managed Application Services
Kosh
Container Registry
DivyaDrishti
Advanced Logging & Monitoring
Customer PehchaanGuard
Customer IAM
Managed Database Services
SutraDB-MySQL
MySQL & PostgreSQL, Oracle & MSSQL
FlexiDB-Mongo
Redis & Mongo
Storage Services
AnantaStore
Block Storage
VastuStor
Object Storage
PatrikaStor
File Storage
SmritiStor
Archival Service
SurakshaStor
Enterprise Backup & Recovery
Yotta Safe
Endpoint Backup & Recovery
Network Services
Internet
Internet Bandwidth
IP
IP Address
DNS
Public DNS
LBaaS
Load Balancer as a Service
GCK
Global Cloud Konnect
GatiGateway
Cloud Connect Services
Peer
Internet Peering Services
Lbaas VA
Load Balancer Virtual Appliance
Compute Services
Internet
Internet Bandwidth
IP
IP Address
DNS
Public DNS
LBaaS
Load Balancer as a Service
GCK
Global Cloud Konnect
GatiGateway
Cloud Connect Services
Peer
Internet Peering Services
Lbaas VA
Load Balancer Virtual Appliance
Third Party Clouds
aws
OVHcloud
ORACLE
Dev Cloud
MCSM
Multicloud Services Manager
MCCM
Multicloud Cluster Manager
CRS
Cluster Reliability Service
InstaDeploy
Cloud Native App Platform
Harmony
DevOps as a Service
Edge Cloud
Security Services
Kavach
Firewall as a Service
VijraShield
Managed DDoS Protection
VAPT
PAM
Privileged Access Mgmt – User & Asset Lic
WebRakshak
Web Application & API Protection
AntiVirus
Vyapak View
SOC as a Service
Edge Node 1 – Chennai
Region 1 - Mumbai
Local Zone – GIFT City
Region 2 - Delhi
Edge Node 2 – Kolkata

CONFIDENTIAL | 33

CONFIDENTIAL | 34 SaaS Cloud Services, Managed Application and Digital Transformation Services • ML Workspaces • API end points for AI/ML models • ML Ops with Managed Kubeflow • ML Workflow Scheduler • Inference aaS • Training as Service with Slurm Clusters • App Marketplace • Relational Database Services • No-SQL Database Services • In- Memory Database Services • Oracle DB aaS • SAP & Oracle ERP Services • Hybrid Multi-Cloud Orchestrator with Multi-Cloud bursting • OTT Platform aaS • MAM aaS • Rendering aaS • Studio aaS • IAM - Single Sign-on across clouds • Enterprise Asset Management aaS • Bank-in-a-box aaS • University Management aaS • Intelligent Video-cam aaS • IT Services Management aaS IaaS and PaaS Cloud Services • GPU Compute aaS • HPC Clusters aaS • CPU Compute aaS • Kubernetes Clusters aaS • Bare Metal aaS • VDI WS – CPUs and GPUs • IBM – pSeries on Cloud • Serverless GPU for AI • Serverless Container • Infra as a Code • Edge Cloud Services • Dev Cloud Services • Private Cloud & Hybrid Cloud • Object & File Storage • Block Storage • Backup and Archival • Data Replication and DR aaS • Resiliency Assurance Services • IT Management Services • IT Monitoring Services • Service Catalog • Free Tiers • Credits & Discounts Network Services and Cyber Security Services • IP Transit / Internet Peering • NLD Services • ILD Services • Data Centre Inter-connect • Global Cloud Connect • Multi-CDN • SD WAN • Cross Connects • Application & N/w Load balancer • DNS / VPN • VPC and GCC • SOC / SIEM / SOAR • App and Server Security • Perimeter Security • Multi-Cloud Security Services • Anti DDoS Services • User Access Management • PIM / PAM / DAM • VA / PT • End Point Security Colocation and DC Build Services • Hyperscale & Retail Colo • Smart Hands & Eye Support • Build to Suit DCs • Storage, Seating, Lodging, Cafeteria EXPANSIVE CLOUD SERVICES PORTFOLIO

DATA CENTER LOCATION OVERVIEW

YOTTA

Yotta has access to quality locations for its data center operations via the Pan-Indian Land Bank

Geographic Presence



Delhi NCR
Gift City
Powai
Navi Mumbai
Dhaka
Pune
Chennai
Active
Under Planning
Under Permitting

Via the Pan-Indian Land Bank, **Yotta has access to top-tier locations for its data centers**, with three locations currently under long-term leases and plans for four additional locations

Lease Overviews

- **Navi Mumbai Campus**: The land for the NM1 and NM2 data centers is on a 99-year lease. When NM3 expands, Yotta intends to purchase the adjacent land
- **Delhi NCR, Greater Noida Campus:** Yotta has a 90-year lease on 20 acres of land and the land is adequate up to D6
- **Gift City:** Project is on a 30-year lease and is a single floor in an existing building
- **Powai, Mumbai:** Yotta has access to the Hiranandani Real Estate Group's landbank and Yotta plans to purchase the land, shell and core from the group at arms length pricing. Yotta is also evaluating a third-party land parcel in the vicinity
- **Pune / Chennai:** The existing land of the Group is available to Yotta at "arms length pricing" and Yotta is free to choose to purchase the land or evaluate potential alternate sites

CONFIDENTIAL | 35

CONFIDENTIAL | 36 D1 DATA CENTER: CASE STUDY Yotta has proven experience in constructing data centers from the “ground-up” to go along with its strong operational capabilities 1 D1 Data Center Operational Timeline • Five out of seven floors in the D1 site are fully operational and generating revenue for Yotta within 24 months of breaking ground on the site • Though the building is mainly occupied by a global hyperscaler firm, D1 is also able to support other business segments, including Enterprise Colocation + MS and Cloud operations • A 220 KVA substation has been setup and operationalized at D1, with plans to have this for all six buildings at the data center park Highlights October 2020: The land parcel was finalized and allotted to NIDP developers by Greater Noida Industrial Development Authority August 2020: Following these discussions, NIDP Developers was formed. The group began scouting land for development October 2022: 19 months after breaking ground on the site, the D1 data center was operationalized October 2022 - Present: Over the following 24 months, 4 of 7 floors have been handed over to the global hyperscaler and are revenue generating A fifth floor is dedicated to Enterprise Colocation + MS and Cloud and is also revenue generating A sixth floor is in the process of becoming fully operational December 2020: Yotta and the global hyperscaler signed a contractual agreement July 2020: Yotta Group commenced discussions with a large global hyperscaler for their expansion into Delhi NCR region March 2021: All approvals were in place and construction on the site commenced

CONFIDENTIAL | 37 DATA CENTERS AT A GLACE Yotta maintains ownership of key functions in its data center facilities, providing secure services for its customers KEY OWNERSHIP / RESPONSIBILITIES ENTERPRISE COLOCATION MS + CLOUD CORE AND SHELL POWER AND DISTRIBUTION EXCHANGES AND CROSS CONNECTS SERVERS CUSTOMER STORAGE CUSTOMER NETWORKING EQUIPMENT CUSTOMER COOLING EQUIPMENT

III-II. AI SERVICES

YOTTA

NVIDIA ELITE PARTNERSHIP FOR GPU INFRASTRUCTURE

$50mm+ invested in proprietary cloud software orchestration layer, blended with NVIDIA NVAIE software stack and NVIDIA Reference Architecture (RA) as applicable for Elite NVIDIA Cloud Partners for GPU clouds

Yotta's Proprietary Orchestration Layer

Self Service Layer
Cloud marketplace offering options for compute, managed services, and pre-trained AI models

GPU Virtualization
Purpose-built, bare metal compute optimizing hardware efficiency

Cluster Management
Ability to allocate GPU compute to different customers, even within certain GPU nodes

Burst Management
GPUs spin up & down seamlessly to handle demand spikes

Kubernetes
Architecture enabling orchestration of containerized applications

On Top of Purpose-Built Cloud, Designed with NVIDIA Engineers

Efficient Access to GPUs, CUDA Software Environment, Built with NVIDIA InfiniBand


Tenant Access Network
2K Rail Pod
H100s
GPU Nodes
High Perf. Storage
Control Nodes
Object Storage
L40s
GPU Nodes
2K Rail Pod
Compute Fabric – InfiniBand
Core Pod

CONFIDENTIAL | 39

YOTTA

AI SERVICES: EXISTING HIGH-PERFORMANCE COMPUTE

Enhanced High-Performance Compute-as-a-Service (HPCaaS) with Shakti Cloud Integration

NVIDIA Elite Cloud Partner relationship cultivated through the successful operation of earlier chip models

~5,250+ GPUs[1] Already Deployed Across Broad Portfolio of NVIDIA Hardware

Ampere AI Accelerator Series	**A100 (40GB)**: Suitable for AI acceleration and high-performance computing tasks
Ampere Data Center GPU Series	**A40 (48GB)**: Designed for data center workloads that require advanced performance
Turing Visualization Series	**Quadro RTX 8000 (48GB)**: Ideal for complex visualization tasks with large memory requirements
Volta Series	**V100 (32GB)**: Earlier generation GPU architecture used for a variety of compute and AI tasks
Pascal Visualization Series	**Tesla T4 (16GB)**: Often used for visualization and lighter-scale AI inferencing tasks



1. Inclusive of 4,096 H100 NVIDIA GPUs

CONFIDENTIAL | 40

CONFIDENTIAL | 41 H100 GPU 8 x H100 GPUs 1 Node (“Server”) Multiple Nodes Integrated AI Supercomputer Yotta’s state-of-the-art compute facility GPU OVERVIEW AND YOTTA PRICING The Company’s priority access to NVIDIA H100 GPUs1 powers its state-of-the-art compute facility functions H100 Node = 8 H100 GPUs Yotta Projected Customer Pricing ~$3.23 / hour / GPU2, below industry average 1. Based on NVIDIA’s public commitment to the Indian market, Yotta’s conversations with NVIDIA to date, and NVIDIA’s average delivery time for H100 GPUs as compared to the delivery times for Yotta’s orders, Yotta expects to have priority access to H100 GPUs 2. Blended price takes into account combination of On-Demand and Reserved GPU pricing, calculated based on the estimated usage ratio of On-Demand to Reserved GPUs; pricing also includes the revenue estimates for bare metal, which currently is at an average of $2.19/GPU/hr, and additional services like storage, bandwidth, etc. GPU GPU GPU GPU GPU GPU GPU GPU

AI SERVICES: SHAKTI CLOUD

An AI-HPC cloud delivering GPU computing infrastructure, platforms and services

YOTTA | NVIDIA Elite Partner

India's largest supercomputing infrastructure capabilities with 16 exaflops of AI compute capacity, with plans to have over 32,000 NVIDIA H100 GPUs[1]

Massive GPU clusters implemented on NVIDIA reference architecture with powerful InfiniBand

Complete data sovereignty – hosted at Yotta NM1, the world's second largest Uptime Institute Tier IV certified data center

Unleashing the Power of AI and HPC Across All Use Cases

- AI Deep Learning Training
- AI Deep Learning Inferencing
- Classical Machine Learning
- Deep Data Analytics
- Scientific Computing
- Genomics
- High Performance Compute

1. Submitted purchase order for 16,384 GPUs (4,096 of which were delivered between March and May 2024), with an additional 4,096 GPUs expected to be delivered in December 2024 and the remaining 8,192 GPUs expected through CY2025. Based on the current pipeline, Yotta plans to place an additional order for 16,384 GPUs in CY25

CONFIDENTIAL | 42

AI SERVICES: CONTRACTED & DIVERSIFIED CUSTOMERS

YOTTA

AI Services represent the fastest growing business segment of Yotta, with 4,096 GPUs in active use to date

Highlights

1,752
H100 GPUs in active use

~$40mm
Contracted ARR[1]

9
Customer Contracts

Yotta's Existing AI Services Customer Base

- Yotta's AI Services represent an operational business segment with ~40mm in contracted annual recurring revenue underpinned by 4,096 GPUs – 1,752 of which are in active use with the balance currently booked for future use[1]
- Tenants include companies in the pharmaceutical and artificial intelligence space
- AI Services represent the fastest growing segment of Yotta's business, as demand for GPUs is strong among Western and Eastern countries alike
- Yotta is well positioned to take advantage of the pent-up demand, with a large existing and soon-to-be arriving GPU stable, as well as significant recurring revenue booked from mid- and large-scale customers alike

Note: Figures as of 10/31/2024
1. ARR figure is contracted and revenue has commenced with ramp up underway

CONFIDENTIAL | 43

IV. FINANCIAL OVERVIEW

SUMMARY OF KPIs

Yotta's historical and projected future financial performance is a product of its well-defined data center rollout strategy[1]

Core Revenue Growth[2,3]



($ millions)
$15
$44
$79
$388
FY23A
FY24A
FY25E
FY26E
Hyperscaler Colo
Enterprise Colo + MS & Cloud
AI Services
Core Revenue

Average MW Operational by Segment



0 MW
31 MW[5]
42 MW
75 MW
FY23A
FY24A
FY25E
FY26E
Hyperscaler Colo
Enterprise Colo + MS & Cloud
AI Services

Core EBITDA Growth & Margin[2]



($ millions)
$269.5
28.6%
23.7%
69.5%
(82.1%)
$12.7
$18.8
FY23A
($12.3)
FY24A
FY25E
FY26E
Core EBITDA
Core EBITDA Margin

Cumulative GPUs[4]



16,384
8,192
848
0
FY23A
FY24A
FY25E
FY26E

Note: Figures are projected as of the end of each financial year. Please refer to Slides 49 and 50 of this Presentation for our financial model assumptions. Please see the risk factors on Slides 59 through 62 of this Presentation and the forward-looking statements disclaimer on Slide 2 of this Presentation

1. The Company's fiscal year ends March 31. For instance, Yotta's FY 2024 encompasses the 12 months ending on March 31, 2024
2. Core Revenue and Core EBITDA exclude Pass-Through Revenue along with the corresponding offsetting expenses
3. Historical financials and results not segmented by business line
4. Represents GPUs delivered. The AI Services revenue build assumes a ~one quarter lag between delivery and deployment
5. Reflects year-end MW operational

CONFIDENTIAL | 45

CONFIDENTIAL | 46 YOTTA FINANCIAL SUMMARY Summary operating and capital expenditure projections 2 2,3 Note: Figures are projected as of the end of each financial year. Please refer to Slides 49 and 50 of this Presentation for our financial model assumptions. Please see the risk factors on Slides 59 through 62 of this Presentation and the forward-looking statements disclaimer on Slide 2 of this Presentation OpEx CapEx ($ millions) ($ millions) $20 $25 $46 $88 89.8% 46.9% 50.8% 22.5% FY23A FY24A FY25E FY26E OpEx OpEx Margin $124 $104 $870 $625 FY23A FY24A FY25E FY26E CapEx

CONFIDENTIAL | 47 $338 $192 $88 $113 $1,293 ($142) ($872) ($626) $- $200 $400 $600 $800 $1,000 $1,200 $1,400 $1,600 $1,800 $2,000 FY25A Beginning Cash Balance FY25E CFO FY25E CFF FY25E CFI FY26E CFO FY26E CFF FY26E CFI FY26E Ending Cash Balance Beginning Cash CFO CFF CFI CAPITALIZATION OVERVIEW The PIPE transaction is expected to address Yotta’s cash needs through FY 2026 and help launch growth in the future Cash needs are mainly to fund Capex – GPU equipment and construction – for anticipated continued growth Cash Trough: $192mm in FY2026 Founders / Promoters have invested ~$288mm into the Company to date The current capital raise plan supports adding 18,432 H100 GPUs through the end of FY2026 ($ millions) Accelerated demand from AI customers could require additional GPU purchases, potentially pulling forward future capex spend Pre FY2025A1 ($ millions) • Closing Cash: $338 • Total Debt: $675 • Net Debt: $337 • Net Debt / LTM Core EBITDA: 27.0x FY2025E ($ millions) • Closing Cash: $847 • Total Debt: $1,701 • Net Debt: $854 • Net Debt / LTM Core EBITDA: 45.4x FY2026E ($ millions) • Closing Cash: $192 • Total Debt: $1,558 • Net Debt: $1,367 • Net Debt / LTM Core EBITDA: 5.1x Note: Figures are projected as of the end of each financial year. Please see financial model assumptions on Slides 49 & 50. See the risk factors on Slides 59 through 62 of this Presentation and the forward-looking statements disclaimer on Slide 2 of this Presentation 1. As of April 1, 2024 1

YOTTA FINANCIAL SUMMARY

YOTTA

Summary income statement information and projections[1,2]

($ millions)	2023A	2024A	2025E	2026E
Revenue Breakdown				
Hyperscaler Colo			$19.1	$31.7
Enterprise Colo + MS & Cloud			46.3	63.3
AI Services			14.0	292.7
Core Revenue	**$15.0**	**$44.2**	**$79.3**	**$387.7**
Non-Core Revenue	7.0	8.3	11.0	4.7
Total Revenue	**$22.0**	**$52.5**	**$90.4**	**$392.4**
Expense Breakdown				
Power Expense	$0.0	$0.0	($7.6)	($24.0)
Third Party Fees	(7.5)	(7.1)	(7.1)	(5.9)
Depreciation	(10.5)	(21.2)	(47.5)	(134.5)
Non-Core Expenses	(7.3)	(9.8)	(11.9)	(4.7)
COGS	**($25.4)**	**($38.2)**	**($74.0)**	**($169.1)**
Gross Profit / (Loss)	**($3.4)**	**$14.3**	**$16.3**	**$223.3**
Gross Margin	*(15.3%)*	*27.3%*	*18.1%*	*56.9%*
Sales & Marketing	$1.2	$1.6	$6.0	$9.2
SG&A	3.4	4.8	9.3	22.0
AMC	1.9	3.1	5.9	9.0
Manpower	7.3	5.9	15.9	30.6
Fuel	1.1	3.4	1.3	0.1
Other Direct Costs	4.9	5.8	7.6	17.3
Operating Expenses	(19.8)	(24.6)	(45.9)	(88.3)
EBIT	**($23.1)**	**($10.3)**	**($29.5)**	**$135.0**
(-) Net Interest Expense	($30.0)	($44.3)	($77.2)	($127.5)
(+/-) Taxes	(0.1)	1.0	23.9	(1.9)
Profit / (Loss) After Tax	**($53.2)**	**($53.7)**	**($82.8)**	**$5.6**
EBITDA	**($12.6)**	**$11.1**	**$17.9**	**$269.5**
EBITDA Margin	*(57.3%)*	*21.2%*	*19.8%*	*68.7%*
Core EBITDA	**($12.3)**	**$12.7**	**$18.8**	**$269.5**
Core EBITDA Margin	*(82.1%)*	*28.6%*	*23.7%*	*69.5%*

Note: Figures are projected as of the end of each financial year

1. See projection assumptions on Slides 49 and 50 for more detail. See the risk factors on Slides 59 through 62 of this Presentation and the forward-looking statements disclaimer on Slide 2 of this Presentation
2. Historical financials not segmented by business line

CONFIDENTIAL | 48

CONFIDENTIAL | 49 FINANCIAL MODEL ASSUMPTIONS Note: All forecasts calculated in INR. Financial model assumes $USD/INR of ₹83.00, with the rupee depreciating 3% against $USD each year. $ presented in USD represent INR converted to USD. See the risk factors on Slides 59 through 62 of this Presentation and the forward-looking statements disclaimer on Slide 2 of this Presentation 1. FYQ4 2024 reflects CYQ1 2024 2. Pricing and incremental revenue / MW of Power / Year assumptions are estimates Pricing and Utilization Assumptions per Business Line2 The Company has flexibility to dynamically allocate power between racks and floors within data centers to meet demand for its business lines (Hyperscaler Colocation, Enterprise Colocation + Managed Services & Cloud, and AI Services) and maximize total MW utilization Hyperscaler Colocation: • Pricing is based on market rates and Yotta’s current contracts, modeled at ~$72 / KW / Month estimated as of Q4 FY2024, which deescalates to ~$70 / KW / Month by Q1 FY2026. Management assumes a 2.5% per year price escalation (in rupees) • Capacity utilization is assumed to be 90% through the duration of the projected period, driven by the existing customer demand pipeline Enterprise Colocation + Managed Services & Cloud: • Yotta models pricing at ~$252 / KW / Month estimated as of Q4 FY20241 , which deescalates to ~238 / KW / Month by Q1 FY2026 for its Enterprise Colocation + Managed Services & Cloud offering. Management assumes pricing is held flat (in rupees) • Capacity utilization is assumed to be 85%, driven by the existing customer demand pipeline AI Services: • Yotta assumes a blended rate of $3.23 / hour / GPU by Q1 FY2026. This considers (i) the mix of on-demand and reserved contacts, (ii) the pricing for on-demand and reserved contracts and (iii) additional GPU services, such as networking and storage • The Company’s pricing strategy is informed by (i) its discussion with its pipeline customers and (ii) its goal to be priced more competitively than other HPCaaS competitors • Capacity utilization assumed to be 90% beginning in Q3 FY2025 based GPU delivery schedule and existing customer contracts and pipeline, with a 1.5% annual utilization increase MW and GPU Assumptions MW Assumptions: • Driven primarily by (i) data center construction plan, (ii) GPU deployment schedule, and (iii) anticipated customer demand from the Company’s existing pipeline • In the forecast, the allocation of MW to each business line is driven by (i) the existing customer demand and pipeline for each of the Company’s business lines and (ii) a priority for higher revenue per MW • The construction timeline in the forecast is based on (i) the Company’s historical experience managing data center construction at NM1 and D1 and earlier builds for other customers, (ii) existing contracts with contractors and other construction service providers and includes (iii) the Company’s estimate of the receipt of all government approvals required to build and commission each data center GPU Deployment: • Management has modeled delivery of 16,384 GPUs through FY 2026, with an additional 8,192 GPUs to be deployed annually thereafter, based on anticipated customer demand ramp up and delivery guidance from NVIDIA. The Company assumes one quarter needed to set up GPUs Non-Core Line Items • Core Revenue and Core EBITDA exclude Pass-Through Revenue along with the corresponding offsetting expenses • Non-Core Revenue historically includes Pass-Through Revenue • All Non-Core revenue is forecast to be pass through at 0% margin (i.e. related expenses offset revenue)

CONFIDENTIAL | 50 FINANCIAL MODEL ASSUMPTIONS (CONT’D.) Note: All forecasts calculated in INR. Financial model assumes $USD/INR of ₹83.00, with the rupee depreciating 3% against $USD each year. $ presented in USD represent INR converted to USD. See the risk factors on Slides 59 through 62 of this Presentation and the forward-looking statements disclaimer on Slide 2 of this Presentation 1. Excludes overheads such as networking and storage, which are calculated separately Capex Assumptions per Business Line Hyperscaler Colocation: • Management assumes $3.5mm capex / MW design along with a 1.5% yearly capex escalator (in USD), based on historical operations, construction, and existing contracts Enterprise Colocation + Managed Services & Cloud • Management assumes $2.75mm capex / MW design along with a 1.5% yearly capex escalator (in USD), based on historical operations, construction, and existing contracts AI Services: • Price per H100 GPU and related infrastructure assumed to be $40,000 based on purchase orders and guidance from NVIDIA1 Cost Assumptions Cost of Goods Sold: • Cost of goods sold assumptions include power costs and data center efficiency (PUE), third party fees, and depreciation ‒ Power costs are assumed to be ~$108 / MWh based on tariffs obtained from the power grid and substations, while PUE is estimated to be 1.5 and reflects the efficiency of power consumption in the Company’s existing data centers ‒ Third party fees relate to ongoing software and license costs, and are held constant at 15% through 3Q FY 2025 and decrease gradually thereafter to 10% ‒ Depreciation assumes the following: • AI Services Asset Life (i.e., GPUs and ancillary equipment) of 8 years • Enterprise Colocation + Managed Services & Cloud Asset Life (i.e., servers and ancillary equipment) of 8 years • Hyperscaler Colocation Data Center Asset Life (i.e., data center infrastructure, such as racks, cooling systems, power supply units, etc.) of 20 years Operational Expenses: • Driven by overhead for different service lines, based on a percent of sales stemming from historical operations and management assumptions ‒ Operational expenses associated with AI Services and managing GPUs are informed by Yotta’s extensive discussions and guidance from NVIDIA Financing Assumptions • Through the Company’s existing extensive debt facilities and banking relationships, it expects: ‒ Continual access to the debt markets, leveraging a large asset base to raise capital (~80% LTV assumed) ‒ Cost of capital through 2026 consistent with existing contractual interest rates • Certain of the current debt facilities have been guaranteed by the Hiranandani family. It is contemplated that the Company will indemnify the family for these guarantees, the details of which and any impact to the Financial Model will be disclosed when known

CONFIDENTIAL | 51 Weighted Average Coupon 8.87% 10.52% 10.64% 9.39% 10.17% 8.99% 8.99% 8.98% 9.02% 9.22% 8.91% 8.91% 8.91% 8.90% 8.91% 8.95% 1.7 18.0 28.7 99.1 199.2 30.9 31.9 34.8 44.5 106.4 42.7 44.4 47.1 50.4 35.1 2.0 FY25 FY26 FY27 FY28 FY29 FY30 FY31 FY32 FY33 FY34 FY35 FY36 FY37 FY38 FY39 FY40 DEBT FACILITIES Yotta has significant access to capital and a proven ability to continuously raise debt 1. Amounts originally denominated in Indian Rupees. Presentation assumes USD/INR of INR83.00. $ presented in USD represent INR converted to USD 2. Maturity schedule includes debt outstanding as on Oct 31, 2024, for facilities where no further draw is expected, and total sanctioned facility amount where undrawn limits are expected to be drawn in future Debt Payment Schedule of Outstanding Commitments1, 2 Projected Debt Facilities1, 2 1 ($ millions) Term Loan Non-Convertible Debenture Factor Loan Projected Debt Balances ($ millions) Hyperscaler Colocation $1,016.0 $761.1 10.00% Enterprise Colocation & MS + Cloud 197.7 244.0 10.00% AI Services 486.8 553.4 10.00% Total Existing Debt $1,700.5 $1,558.4 10.00% FY 2025 FY 2026 Coupon

V. APPENDIX

CONFIDENTIAL | 53 285.5% (0.4) 12.9% 10.6% 19.3% 9.8% 24.2% 15.1% 10.3% 9.3% 20.1% TRANSACTION OVERVIEW Yotta compares favorably with its peers in the physical infrastructure space Revenue CAGR Projection1,2,3 EBITDA Growth1,3 197.3% 3.0% 9.8% 8.4% 19.6% 6.3% 22.8% 17.3% (16.9) 9.1% 12.6% FY24A-FY26E CY23A-CY25E FY25E-FY26E CY24E-CY25E FY25E/FY26E CY24E/CY25E Note: Revenue and EBITDA figures presented for Yotta are its Core Revenue and Core EBITDA; see financial summary on Slide 48 for more detail on Yotta’s figures 1. The financial figures for comparable companies are shown based on FY numbers, whereas Yotta's figures are presented for the FY ending on March 31 of the following year. For instance, Yotta's FY 2024 encompasses the 12 months ending on March 31, 2024, and is compared against comparable companies’ CY2023 numbers 2. Revenue CAGR Projections are year-over-year rather than across the entire 2-year period 3. S&P Capital IQ Pro consensus estimates as of 9/30/2024 49.5% 55.7% 51.6% 46.9% 44.2% 77.3% 51.5% 69.9% 22.0% 35.9% 27.9% 69.3% 56.2% 51.5% 47.9% 44.5% 76.6% 49.6% 69.8% 38.4% 36.1% 29.9% Yotta Digital Core Digital Realty Equinix GDS Holdings KeppelDC NextDC SUNeVision Digital Bridge Iron Mountain VNET Group Pure-Play Data Centers Other Comparables EBITDA Margin1,3

CONFIDENTIAL | 54 197.3% 21.5% 27.8% 23.7% 28.2% 22.4% 13.3% 26.1% 27.6% 18.1% 30.0% 25.1% EBITDA Margin1,3 TRANSACTION OVERVIEW Yotta compares favorably with other high growth companies in the cloud infrastructure space Revenue CAGR Projection1,2,3 EBITDA Growth1,3 FY24A-FY26E CY23A-CY25E FY25E-FY26E CY24E-CY25E FY25E/FY26E CY24E/CY25E 285.5% n.m. 33.8% 368.6% 35.5% 29.3% 18.8% 342.8% 42.5% 48.9% n.m. 33.8% 49.5% (2.4%) 18.40% 1.80% 25.80% 23.60% 38.36% 2.00% 8.30% 10.80% (1.3%) 22.70% 69.3% 4.20% 19.30% 6.70% 27.70% 24.80% 40.41% 6.90% 9.30% 13.30% 7.40% 24.30% Note: Revenue and EBITDA figures presented for Yotta are its Core Revenue and Core EBITDA; see financial summary on Slide 48 for more detail on Yotta’s figures 1. The financial figures for comparable companies are shown based on FY numbers, whereas Yotta's figures are presented for the FY ending on March 31 of the following year. For instance, Yotta's FY 2024 encompasses the 12 months ending on March 31, 2024, and is compared against comparable companies’ CY2023 numbers 2. Revenue CAGR Projections are year-over-year rather than across the entire 2-year period 3. S&P Capital IQ Pro consensus estimates as of 9/30/2024

CONFIDENTIAL | 55 15.2x 125.1x 69.9x 98.1x 48.4x 49.5x 11.2x 115.0x 70.7x 76.6x 70.4x 33.9x GLOBAL DATA CENTER TRADING COMPARABLES Physical infrastructure and cloud infrastructure trading comps suggest mean Total Enterprise Value (TEV) / EBITDA multiples of ~20.0x and ~65.3x, respectively1 Comps Mean: 20.0x Comps Mean: 65.3x 4 3 Note: Revenue and EBITDA figures presented for Yotta are its Core Revenue and Core EBITDA; see financial summary on Slide 48 for more detail on Yotta’s figures 1. As of April 22, 2024; multiples based on consensus EBITDA figures, excluding Yotta 2. Comparable company figures are presented as CY 2025 estimates; Yotta figures are presented as FY 2026 estimates due to its FY ending on March 31 and thus is best suited to compare with comparable companies’ CY 2025E estimates 3. Valuation based on Implied Enterprise Value per Slide 9 and FY 2026E Core EBITDA 4. S&P Capital IQ Pro consensus estimates as of 9/30/2024 Physical Infrastructure: TEV / 2025E EBITDA2,4 Cloud Infrastructure: TEV / 2025E EBITDA2,4 15.2x 25.3x 21.9x 20.2x 9.8x 22.1x 46.6x 10.3x 23.2x 19.0x 7.0x Pure-Play Data Centers Other Comparables 4

CONFIDENTIAL | 56 GLOBAL DATA CENTER TRANSACTION COMPARABLES Data center transactions suggest a median EV / Adjusted EBITDA multiple of 25.5x 1. Precedent transaction valuation figures per FactSet Transaction EV / Adjusted EBITDA1 Date Acquirer Target Target Geography Implied EV ($mm) EV / Adjusted EBITDA Sep-24 Blackstone AirTrunk Asia $16,000 21.0x Sep-23 KKR SingTel Singapore 1,100 32.0x Aug-23 Bain Capital ChinData China 3,200 10.9x Nov-22 Digital Bridge AIMS Group Malaysia 700 37.3x Mar-22 KKR/GIP CyrusOne United States 15,000 25.5x Mar-22 Equinix Entel LatAm 705 23.0x Jan-22 IFM + Digitalbridge Switch United States 11,000 31.3x Nov-21 American Tower Coresite United States 10,100 29.4x Jul-21 Starboard Cyxtera United States 3,400 16.0x Mean 25.2x Median 25.5x 21.0x 32.0x 10.9x 37.3x 25.5x 23.0x 31.3x 29.4x 16.0x

CONFIDENTIAL | 57 FINANCIAL RECASTS Non -IFRS Income Statement Reconciliation 1 1. Fiscal year end is March 31 ($ millions) 2023A 2024A Profit / (Loss) after tax ($53.2) ($53.7) (+) Non-Controlling interest 0.0 0.2 (+) Tax 0.1 (1.0) (+) Finance Cost 32.7 49.5 (+) Depreciation and Amortization Expenses 10.5 21.2 (−) Finance Income (2.0) (4.4) (−) Other Income (0.8) (0.9) EBITDA ($12.6) $11.1 Revenue from contract with customers $22.0 $52.7 (−) Other operating income 0.0 (0.2) Derived Revenue for Margin (A) 22.0 52.5 Derived EBITDA (B) (12.6) 11.1 EBITDA Margin (B/A) (57.3%) 21.2% Revenue from contract with customers $22.0 $52.7 (−) Other Operating Income 0.0 (0.2) (−) Sale of Equipments (2.8) (0.3) (−) Power distribution, facility management and related services (1.7) (1.8) (−) Data centre construction (2.5) (6.1) Core Revenue $15.0 $44.2 Profit / (Loss) after tax ($53.2) ($53.7) (+) Non-Controlling interest 0.0 0.2 (+) Tax 0.1 (1.0) (+) Finance Cost 32.7 49.5 (+) Depreciation and Amortization Expenses 10.5 21.2 (+) Cost of DC Construction 2.5 6.0 (+) Cost of Equipments 2.4 0.3 (+) Cost of Power Purchased 2.4 3.5 (−) Finance Income (2.0) (4.4) (−) Other Income (0.8) (0.9) (−) Sale of Equipments (2.8) (0.3) (−) Power distribution, facility management and related services (1.7) (1.8) (−) Data centre construction (2.5) (6.1) Core EBITDA ($12.3) $12.7 Revenue from contract with customers $22.0 $52.7 (−) Other Operating Income 0.0 (0.2) (−) Colocation, Cloud and IT Management Services (9.7) (37.7) (−) Network and Connectivity (5.3) (6.6) Non-Core Revenue $7.0 $8.3 Derived EBITDA ($12.6) $11.1 (−) Derived Core EBITDA 12.3 (12.7) Non-Core EBITDA ($0.3) ($1.6)

CONFIDENTIAL | 58 GLOSSARY • AI: Artificial Intelligence • API: Application Programming Interface – Set of protocols for building software applications • ARR: Annual Recurring Revenue – expected revenue to recur annually from the existing signed orders with customers under the assumption that they will be renewed as and when due. This also includes customer orders where revenue may be yet to commence or there may be a ramp-up phase • BFSI: Banking, Financial services and Insurance • CFO: Cash Flow from Operations is the amount of cash a company generates from its core business activities • CFI: Cash Flow from Investing activities reflects the inflows and outflows resulting from investment activities such as capital expenditures • CFF: Cash Flow from Financing activities reflects the net flows of cash that are used to fund a company’s operations and capital expenditures • CPU: Central Processing Unit – Primary component executing instructions from a computer program • Core EBITDA: EBITDA associated with Core Revenue and associated variable expenses, as well as the Company’s operating expenses • Core Revenue: The Company’s Hyperscaler Colo, Enterprise Colo + MS & Cloud, and AI Services revenue lines • CUDA: Compute Unified Device Architecture – NVIDIA parallel computing platform and programming model optimized for NVIDIA GPUs • D1: First data center at Greater Noida Campus • D2: Second data center at Greater Noida Campus • DC: Data center • Fiscal Year: Yotta’s fiscal year ends March 31 • GPU: Graphics Processing Unit – Specialized hardware optimized for parallel tasks, such as AI model training, graphics rendering, and others • GPU Node: Graphics Processing Unit Node – Computing server equipped with GPUs (often 8 GPUs per node) • InfiniBand: NVIDIA high-speed networking technology for data transfer in computing clusters • IoT: Internet of Things – Describes devices with sensors, processing ability, software and other technologies that connect and exchange data with other devices and systems over the Internet or other communications networks • IT: Information Technology • Kubernetes: Container orchestration architecture for automating application deployment, scaling, and management • ML: Machine Learning • MTSAs: Managed Trusted Service Agreements • MW: Megawatt – Notion of power commonly used for data center power output. 1 megawatt = 1 million watts • NM1: Data center at Navi Mumbai Campus • Non-Core EBITDA: The Company’s consolidated EBITDA, including margin associated with both Core and Non-Core revenue, as well as the Company’s operating expenses • Non-Core Revenue: Incremental revenue associated with Construction Revenue, Power Pass Through Revenue, and Resale Revenue • Pass-Through Revenue: Revenue gained through Power Distribution, Facility Management, and Related Services at little to no margin • PUE: Power Usage Effectiveness – Measure of data center energy efficiency: total power used over IT energy • Ready Reckoner Rate: The minimum valuation sets by the state government for properties in a particular area, serving as a benchmark for calculating various taxes, charges and fees related to property transactions, including stamp duty and registration fees

CONFIDENTIAL | 59 RISK FACTORS Certain factors may have a material adverse effect on our business, financial condition and results of operations. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that could have a material adverse effect on our business, financial condition and results of operations. If any of the following risks actually materialize, they could have a material adverse effect on our business, financial condition and results of operations. In that event, you could lose part or all of your investment. All references in this section to “we,” “our” or “us” refer to both the business of Nidar Infrastructure Limited and its subsidiaries (collectively, “Nidar”) prior to the consummation of the proposed business combination (the “Proposed Business Combination”) with Cartica Acquisition Corp (“Cartica”) and to the business of the post-business combination public company and its subsidiaries. The list below is not exhaustive. It has been prepared solely for purposes of the private placement transaction and solely for potential private placement investors. It has not been prepared for any other purpose. You should carefully consider these risks and uncertainties, together with any other information provided to you, and you should carry out your own diligence and consult with your own financial and legal advisors concerning the risks and suitability of an investment in this offering before making an investment decision. Risks relating to the business and securities of Nidar and Cartica as well as the Proposed Business Combination will be disclosed in future documents filed or furnished by Nidar or Cartica with the U.S. Securities and Exchange Commission (“SEC”), including the documents filed or furnished in connection with the Proposed Business Combination. The risks and uncertainties presented in such filings will be consistent with those that would be required for a public company in its filings with the SEC, including with respect to the business and securities of Nidar and Cartica as well as the Proposed Business Combination. Accordingly, such risks and uncertainties may differ significantly from, and be more exhaustive than, those presented below. The risks described herein are not the only ones Nidar and Cartica face. Additional risks that are not currently known or that are currently believed to be immaterial may also impact our business, financial condition or results of operations. You should review the investor presentation and perform your own due diligence prior to making an investment in Nidar.

CONFIDENTIAL | 60 RISK FACTORS (CONT’D.) Risks Related to Yotta • Yotta’s business depends upon the demand for data centers. • Yotta faces significant competition, which may adversely affect the occupancy and rental rates of its data centers. • Any failure of Yotta’s physical or information technology or operational technology infrastructure or services could lead to significant costs and disruptions. • Failure to attract, grow and retain a diverse and balanced customer base, including key magnet customers, could harm Yotta’s business and operating results. • Yotta’s contracts with its customers could subject it to significant liability. • Yotta’s data centers may not be suitable for re-leasing without significant expenditures or renovations. • Yotta’s portfolio depends upon local economic conditions and is geographically concentrated in certain locations. • Yotta’s business and operations, and its customers, suppliers and business partners may be adversely affected by epidemics, pandemics or other outbreaks. • Yotta and its customers may experience supply chain or procurement disruptions, or increased supply chain costs, which may lead to delays. For instance: NVIDIA, the leading provider of AI chips (H100 GPUs), faces backlogs of 52+ weeks and TSMC, the main foundry supplying leading edge semiconductors for GPUs, expects its supply constraint to last at least until 2025. • Yotta may not be able to adapt to changing technologies and customer requirements, and Yotta’s data center infrastructure may become obsolete. • Yotta depends on third parties to provide network connectivity to the customers in its data centers and any delays or disruptions in connectivity may materially adversely affect its operating results and cash flow. • Many of Yotta’s costs, such as operating and general and administrative expenses, interest expense and real estate acquisition and construction costs, could be adversely impacted by periods of heightened inflation. • Yotta may have difficulty managing its growth. • Potential losses may not be covered by insurance. • Yotta could incur significant costs related to environmental matters, including from government regulation, private litigation, and existing conditions at some of its properties. • Yotta’s business could be adversely impacted if there are deficiencies in its disclosure controls and procedures or internal control over financial reporting. • Yotta is currently operating in a period of economic uncertainty and capital markets disruption, which could negatively affect its business and financial condition. • Yotta’s business could be harmed by increased costs to procure power, prolonged power outages, shortages or capacity constraints as well as restrictions on access to power. • Yotta experienced an information technology security breach in the past and may be vulnerable to future security breaches, which could disrupt its operations and have a material adverse effect on its business, results of operation and financial condition. • Any failure of Yotta’s physical infrastructure or negative impact on its ability to meet its obligations to its customers, or damage to customer infrastructure within its data centers, could lead to significant costs and disruptions that could reduce its revenue and harm its business reputation and financial condition. • If Yotta is unable to recruit or retain key executives and qualified personnel, including Yotta’s Chairman, Darshan Hiranandani, its business could be harmed. • Yotta depends on a number of third parties to provide internet connectivity to its data centers; if connectivity is interrupted or terminated, its results of operations and cash flow could be materially and adversely affected. • Because Yotta depends on the development and growth of a balanced customer base, including key magnet customers, failure to attract, grow and retain this base of customers could harm its business and results of operations. • Yotta may incur goodwill and other intangible asset impairment charges, or impairment charges to its property, plant and equipment, which could result in a significant reduction to its earnings. • Yotta’s construction of new data centers or data center expansions could involve significant risks to its business. • Yotta continues to invest in its expansion efforts but may not have sufficient customer demand in the future to realize expected returns on these investments. • If Yotta is not able to generate sufficient operating cash flows or obtain external financing, its ability to fund incremental expansion plans may be limited. • Environmental regulations may impose upon Yotta new or unexpected costs. • Yotta’s business may be adversely affected by physical risks related to climate change and responses to it. • Changes in U.S. or foreign tax laws, regulations, or interpretations thereof, including changes to tax rates, may adversely affect Yotta’s financial statements and cash taxes. • Government regulation or failure to comply with laws and regulations may adversely affect Yotta’s business. • Inadequate or inaccurate external and internal information, including budget and planning data, could lead to inaccurate financial forecasts and inappropriate financial decisions. • Yotta may not be able to protect its intellectual property rights. • Yotta’s failure to detect and deter criminal or fraudulent activities or other misconduct by its employees could result in loss of trust from its customers and negative publicity, which would have an adverse effect on its business and results of operations. • Yotta is subject to laws and regulations in the United States and other countries in which it operates, including the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws. Compliance with these laws requires significant resources and non-compliance may result in civil or criminal penalties and other remedial measures.

CONFIDENTIAL | 61 RISK FACTORS (CONT’D.) Risks Related to Yotta (Cont’d) • It may be difficult for you to enforce any judgment obtained in the United States against Yotta, its directors or executive officers or its affiliates. • Others could claim that Yotta infringes, violates, or misappropriates their intellectual property rights, which may result in substantial costs, diversion of resources and management attention and harm to its reputation. • If Yotta fails to adequately protect its intellectual property rights and proprietary information in the United States and abroad, its competitive position could be impaired and it may lose valuable assets, experience reduced revenues and incur costly litigation to protect its rights. • Yotta’s failure to maintain long-term relationships with customers, particularly customers from which Yotta derives significant revenue, could have a material adverse effect on Yotta’s business, growth prospects and results of operations. • Yotta has a history of operating losses and may not achieve or sustain profitability in the future. • Yotta has a limited operating history, which makes it difficult to forecast its future results of operations. • Delays in customer payments and receivables may materially and adversely affect Yotta’s profits and affect its cash flows. • Yotta has entered into various agreements with its technology partners to collaborate on design and innovation of products and solutions. Any breach by Yotta of its obligations under such agreements could result in the imposition of financial penalties under such agreements, subject Yotta to litigation and adversely affect Yotta’s reputation, any of which could have a material adverse effect on its business, growth prospects, financial condition and results of operations. • Yotta incurs significant expenditure on components and it relies heavily on a limited number of third-party vendors to supply the components necessary to operate its data centers. Any adverse change in Yotta’s relationships with such third-party vendors or a significant increase in Yotta’s overall component costs could material and adversely affect its business, financial condition and results of operations. • Yotta’s current order book value is not necessarily indicative of future growth. Further, some of the orders that constitute its current order book could be cancelled, put in abeyance, delayed, or not paid for by its customers, which could adversely affect Yotta’s financial condition, cash flows and results of operations. • Conditions and restrictions imposed on Yotta by the agreements governing its existing and any future indebtedness could materially and adversely affect its ability to operate its business. • Yotta may be unable to enforce its rights under some of the agreements executed by it on account of insufficient stamping, as required by applicable Indian law. • A substantial portion of Yotta’s assets is hypothecated or mortgaged in favor of lenders as security for some of its borrowings, which exposes Yotta to the risk that lenders may foreclose on the assets securing such borrowings in the event that Yotta fails to service its debt obligations, which may materially and adversely affect its business, financial condition, and results of operations. • Exchange rate fluctuations may adversely affect Yotta’s results of operations, as some portions of its revenues and expenditures are denominated in foreign currencies. • Unfavorable media coverage or negative publicity of companies with which Yotta has partnered could harm its brand, business, financial condition, cash flows and results of operations. • As Yotta has a limited operating history and has no history of profitable operations, there is a limited historical basis on which investors can make judgments regarding its ability to operate its business or its future results of operations, including its ability to achieve profitability on a sustained basis. Risks Related to Doing Business in India • Increases in the price of developable land or shortages of land available for future expansion of data centers would make it more costly to develop new data centers and could materially and adversely affect Yotta’s growth prospects and results of operations. • Yotta may not be able to successfully identify and acquire suitable land to develop new data centers or expand existing data centers, which may materially and adversely affect its business and growth prospects. • While acquiring land parcels or other properties for development purposes, Yotta’s diligence in connection therewith may not uncover all legal uncertainties and defects, which may have an adverse impact on its ability to develop and market projects on such lands and could result in unforeseen costs that may be material. • Some of Yotta’s data centers are on leave and license basis. Failure to comply with the conditions of the use of such property could result in an adverse impact on Yotta’s business and operations. Further, there can be no assurances that these leave and license agreements will be renewed upon termination or that Yotta will be able to obtain other premises on lease on the same or similar commercial terms. • Yotta operates primarily in India and is subject to a legal and regulatory environment that may differ in certain respects from that of other countries. • Any failure to obtain, renew and maintain requisite statutory and regulatory permits, licenses and approvals for Yotta’s operations from time to time may adversely affect its business. • A slowdown in economic growth in India could adversely affect Yotta’s business. • Increasing employee compensation in India may erode some of Yotta’s competitive advantage and may reduce its profit margins, which may have a material adverse effect on its business, financial condition, cash flows and results of operations. • Adverse geopolitical conditions, such as an increased tension between India and its neighboring countries, the Russia-Ukraine conflict and conflicts in the Middle East, could adversely affect Yotta’s business, results of operations and financial condition. Terrorist activity, or other acts of violence, including violence stemming from the current climate of political and economic uncertainty, could adversely impact Yotta’s business. • Political, economic or other factors that are beyond Yotta’s control may have an adverse effect on its business and results of operations. • Governmental actions and changes in policy could adversely affect Yotta’s business. • Yotta may be affected by competition law in India and any adverse application or interpretation of the Competition Act, which could adversely affect its business. • A downgrade in the credit ratings of India may affect the value of Yotta’s securities. • Yotta’s ability to raise foreign capital may be constrained by Indian law. • Any delays or unexpected costs in the development of Yotta’s existing space and developable land and new properties acquired for development may delay and harm its growth prospects, future operating results and financial condition. • Declining real estate valuations, impairment charges and illiquidity of real estate investments could adversely affect Yotta’s earnings and financial condition.

CONFIDENTIAL | 62 RISK FACTORS (CONT’D.) Risks Relating to Ownership of Yotta’s Securities • Yotta’s management team has limited experience managing a public company. • Yotta may be subject to securities class action and other litigation, which may harm its business and results of operations. • If securities or industry analysts do not publish research or reports about Yotta’s business, or publish negative reports about its business, its share price and trading volume could decline. • Yotta may not pay dividends and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of its ordinary shares. • There has been no prior market for Yotta’s ordinary shares and an active trading market for such securities may never develop or be sustained, which may cause its shares to trade at a discount and make it difficult to sell the shares. • The market price of Yotta’s ordinary shares may be volatile or may decline regardless of its operating performance, which could cause the value of your investment to decline. • Yotta is expected to be an “emerging growth company” within the meaning of SEC rules, and it cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make its ordinary shares less attractive to investors. • Following the Business Combination, Yotta is expected to be a “controlled company” within the meaning of Nasdaq listing rules and, as a result, will qualify for exemptions from certain corporate governance requirements. Yotta’s shareholders may not have the same protections afforded to shareholders of companies that are subject to such requirements. • As a result of becoming a public company, Yotta will incur increased costs and become subject to additional regulations and requirements, which could lower its profits, make it more difficult to run its business or divert management’s attention from its business. • Yotta’s internal controls over financial reporting currently do not meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on its business and the market price of its ordinary shares. • You may be diluted by the future issuance of additional ordinary shares in connection with Yotta’s incentive plans, acquisitions or otherwise. • Cartica Acquisition Partners, LLC (“the Sponsor”), Yotta, certain employees and certain founder shareholders may have interests that conflict with other shareholders and the employees may sell additional shares, or the market perception of such sale may cause the market price of Yotta’s ordinary shares to decline. • Yotta has substantial debt and face risks associated with the use of debt to fund its business activities, including refinancing and interest rate risks. • Yotta’s growth depends on external sources of capital which are outside of its control and failure to generate or raise sufficient funds for working capital could materially and adversely affect its business and growth prospects. Risks Related to the Proposed Business Combination • Events, changes or other circumstances, many of which are beyond the control of Nidar and Cartica, could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Proposed Business Combination. • The Proposed Business Combination may disrupt current plans and operations of Nidar. • If the Proposed Business Combination’s benefits do not meet expectations of investor or securities analysts, the market price of Cartica’s securities, or following the consummation of the Proposed Business Combination, the combined company’s securities, may decline. • The valuation ascribed to the combined company may not be indicative of the price that will prevail in the trading market following the Proposed Business Combination. If an active market for the combined company's securities develops and continues, the trading price of the combined company's securities following the Proposed Business Combination could be volatile and subject to wide fluctuations in response to various factors, which could contribute to the loss of all or part of your investment. • Both Nidar and Cartica will incur significant transaction costs in connection with the Proposed Business Combination. • Cartica and Nidar may not successfully or timely consummate the Proposed Business Combination, including due to a failure to satisfy the minimum cash condition, any required regulatory approvals not being obtained, being delayed or subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination, or the approval of the shareholders of Nidar or Cartica not being obtained. • The consummation of the Proposed Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Proposed Business Combination may not be consummated. • Since the Sponsor has interests that are different, or in addition to (and which may conflict with), the interests of the public shareholders of Cartica, a conflict of interest may exist in determining whether the Proposed Business Combination is an appropriate business combination. Such interests include that the Sponsor will lose its entire investment in Cartica if a business combination is not completed by January 7, 2025 or such later date approved by Cartica’s board of directors and its shareholders. • Legal proceedings in connection with the Proposed Business Combination, the outcomes of which are uncertain, could delay or prevent the completion of the Proposed Business Combination. • Following the consummation of the Proposed Business Combination, the combined company will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operation. • Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect Nidar’s or the combined company's business, including the ability of the parties to consummate the Proposed Business Combination, and the financial condition and operational results of Nidar or the combined company.